Exhibit (e)(27)

AMENDMENT NO. 7 TO THE

COMMERCIAL METALS COMPANIES

BENEFIT RESTORATION PLAN

Pursuant to the authority of the Board of Directors of Commercial Metals Company, and the provisions of Article XII thereof, the Commercial Metals Companies Benefit Restoration Plan (the “Plan”) is hereby amended in the following respects only, effective as of December 31, 2004:

Article II of the Plan is hereby amended in its entirety to read as follows:

“Participation in the Plan shall be made available to a select group of individuals, as determined by the Committee, who are providing services to the Company or an Affiliate in key positions of management and responsibility and who are eligible to make contributions to the Profit Sharing Plan, the amount of which is reduced by reason of the application of the limitations set forth in Sections 401(a)(17) or 402(g)(1) of the Code. Such individuals may elect to participate hereunder by executing a participation agreement in such form and at such time as the Committee shall require, provided that each participation agreement shall be executed no later than the last day of December immediately preceding the calendar year with respect to which an individual elects to make contributions to the Plan in accordance with the provisions of Section 3.1 hereof. Notwithstanding the foregoing, in the first year in which an individual becomes eligible to participate in the Plan, he may elect to participate in the Plan by executing a participation agreement, in such form as the Committee shall require, within thirty (30) days of the date on which he is notified by the Committee of his eligibility to participate in the Plan. In such event, his election to participate in the Plan shall become effective as of the first full payroll period immediately following the Committee’s receipt of his participation agreement. The determination as to the eligibility of any individual to initially participate in the Plan or to continue as a Participant shall be in the sole and absolute discretion of the Committee, but consistent with the policies of the Company in place from time to time, whose decision in that regard shall be conclusive and binding for all purposes hereunder. Notwithstanding any provision herein to the contrary, each Participant shall have the opportunity to make a one-time irrevocable deferral election (‘Special Election’) with respect to Annual Compensation, other than bonuses, paid during the period beginning on September 1, 2005 and ending on December 31, 2005 and with respect to bonuses, including performance bonuses, accrued by the Company or an Affiliate and attributable to the fiscal year beginning on September 1, 2005 and ending on August 31, 2006. The Special Election must be made no later than March 31, 2005.”